Filed by Palo Alto Networks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CyberArk Software Ltd.

Commission File No.: 001-36625

Date: July 30, 2025

Palo Alto Networks, Inc. (“PANW”) posted the following shareholder letter on its website in connection with the proposed acquisition of CyberArk Software Ltd. by PANW.

A LETTER FROM CHAIRMAN and CEO NIKESH ARORA

To Our Fellow Shareholders,

At Palo Alto Networks, we have always endeavored to become the ‘Cybersecurity Partner of Choice’ for our customers. In my seven-year journey here, we delivered new products in multiple categories, ensuring they are best-of-breed and well-integrated into a platform. We have made sure to build fast, integrate faster, and, if required, acquire innovation to become the platform of choice.

Our strategy is working. We are positioned to become the first cybersecurity company to surpass $10 billion in annual revenue run-rate, while sustaining above-market growth. We’ve paired this with one of the highest free cash flow margins in the industry. This gives us the scale and capacity to continually invest ahead of the curve.

Building on our foundation to double the business again

As we aim to continually serve our customers and double our business again in the next five years, we remain vigilant and recognize our future success will require us to enter and redefine new categories.

Our market entry strategy has centered around the fundamental belief that the best time to enter a category is at the inflection point. For example, we entered the SASE category, positioning us to take advantage of the shift towards hybrid work, and we lead the industry today. We invested in endpoint security prior to pioneering the inflection point towards XDR, and have continued to develop a revolutionary platform to disrupt the Security Operations landscape with XSIAM. Our browser bet, was ahead of all market players racing to build browsers in the AI era.

Now, we are witnessing another inflection point driven by the emergence of AI agents, creating new AI security categories and reshaping the way Identity Security is delivered, with a significant proportion of attacks driven by credential theft, we feel Identity Security needs to change.

The next inflection point in Identity Security and how CyberArk fits in

After spending many years observing and studying the Identity Security landscape, the time is now to re-shape the $29 billion Identity Security category and lead from the front.

Our belief is centered around three principles:

1.

Convergence of Identity and Security: Identity has historically been separated by Privileged Access Management (PAM) and Identity and Access Management (IAM). Basic hygiene was covered by IAM, while PAM, offering robust security, was limited to a small number of privileged users. Today, PAM can be deployed at the same cost as IAM. With nearly 90% of breaches involving stolen or mismanaged credentials, PAM is no longer a tool solely to monitor a small set of administrators. In the future— every user, machine and AI agent should be considered a “privileged user”.

As the category-defining company in PAM, CyberArk’s reach extends to over 55% of the Fortune 500 and over 8 million privileged end users. With their technology advantage, the right product strategy and strategic partnership with Palo Alto Networks, CyberArk will be able to BOTH (a) deepen their penetration in PAM and (b) target the significantly larger base of global IAM users and machine identities.

2.

The Need for Platformization in Identity Security: The Identity Security category is highly fragmented with over one hundred vendors vying to capture the customer’s attention across multiple functional domains. These domains are converging as the complexity of stitching together disparate solutions and the rise in identity-related breaches push enterprises to favor better integration. We fundamentally believe the future of Identity Security is aligned with the vision that every identity requires the right level of privilege controls, and not the “IAM fallacy” and has to include the principles of Identity Governance and Administration in the same platform.

CyberArk’s core PAM offering is foundational to a modern Identity Security platform. Importantly, the company also shares our vision for platformization, having expanded from its leadership position in PAM to critical adjacencies in machine identity, IAM and Identity Governance & Administration (IGA). In partnership with XSIAM, together we can enable Identity Security for the age of AI to drive near real-time response against the next-generation of AI threats.

3.

The Rise of Machine Identities and AI Agents: The rapid proliferation of machine identities is a widespread phenomenon across organizations in all industries. Today, the ratio of machines to humans in the enterprise is estimated to be 80:1. The rise of AI agents will only accelerate this further. AI agents can act unpredictably, potentially gaining unauthorized access and even exposing credentials. We firmly believe that AI agents will need to be treated as privileged users, as mere authentication provided by traditional IAM is insufficient.

CyberArk has the leading foundation in both PAM and Machine Identity needed to manage security permissions for AI agents. A combination of Palo Alto Networks and CyberArk will create the leading platform for securing AI end-to-end—from managing access for agentic identities to enforcing security policy for AI apps and agents in runtime.

Our M&A philosophy and what led us to CyberArk

For each inflection point, we assess whether an opportunity disrupts existing technology, requiring new vendors to emerge, or can be addressed by the larger established players. When the inflection point requires an entirely new approach, we have more often favored smaller vendors.

In all cases, we look to acquire the leading technology and become a force multiplier through joint innovation and go-to-market efforts. In this instance, we believe 1) the large PAM vendors are best positioned to address emerging identity security needs, as the widespread deployment of AI agents makes privileged controls more important, and 2) that CyberArk is by far the category-leading technology.

We envision Identity Security becoming the next major pillar of our multi-platform strategy, complementing our leadership in Network Security, SASE, Cloud Security and Security Operations. We will work to seamlessly integrate these best-of-breed platforms to ensure customers can respond faster to rising AI threats.

To the CyberArk shareholders, we are delighted that your Board of Directors has unanimously approved moving forward with this proposed transaction. Over the past seven years, we have demonstrated an ability to generate outsized investor returns, built on core principles of product innovation, strong company culture, and delivering premium security outcomes for customers. We will take great care to preserve the value of the amazing asset that the CyberArk leadership team has built.

Our transaction is the result of detailed conversations with the CyberArk leadership team to align the incentives of all stakeholders. We have reached an agreement to acquire CyberArk for $45.00 in cash and 2.2005 shares of Palo Alto Networks common stock for each CyberArk share, which represents a 26% premium to the unaffected 10-day average of the daily VWAPs of CyberArk as of Friday, July 25, 2025. Following the close of the transaction, we will optimize our combined go-to-market resources and continue to lead innovation. We believe this accelerates our mission to double the value of our joint businesses over the next five years.

In conclusion, we believe the combined company will become the cyber guardian for our customers, allowing them to focus on their core business objectives and adopting AI, furthering our mission for our customers—“A world where each day is safer and more secure than the one before.”

On behalf of all of us at Palo Alto Networks, thank you for your continued support in our vision and strategy.

Nikesh Arora

[Signature]

Chairman and CEO, Palo Alto Networks

Forward-Looking Statements

This letter relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This letter includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding expected future business and financial performance and the timing of any such performance, the expected future benefits to PANW, CyberArk, and their respective customers from completing the proposed transaction and the timing of those benefits, the anticipated future integration of PANW’s and CyberArk’s capabilities and the benefits they will deliver, the expected completion of the proposed transaction, the expected timing for the completion of the proposed transaction, and the timing of the synergies from the proposed transaction, made in this letter are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this letter, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this letter are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This letter is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This letter is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132